UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                     (Amendment No. 2/Final)


                           Air T, Inc.
                        (Name of Issuer)

             Common Stock, $.25 par value per share
                 (Title of Class of Securities)


                              009224304
                         (CUSIP Number)


                       William H. Simpson
                        3524 Airport Road
                  Maiden, North Carolina 28650
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        August 2, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box .
                          SCHEDULE 13D

CUSIP NO. 009224304                 Page 2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       William H. Simpson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                          (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
       PF

5    CHECK  BOXF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)

6    CITZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                      74,990

               8    SHARED VOTING POWER
                      1,200

               9    SOLE DISPOSITIVE POWER
                      74,990

              10    SHARED DISPOSITIVE POWER
                      1,200

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       76,190

12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Less than 5%

14   TYPE OF REPORTING PERSON*
       IN



Preliminary Note

     This Amendment No. 2/Final on Schedule 13D/A (this "Amendment") amends the statement of beneficial ownership on
Schedule 13D filed with the Securities and Exchange Commission on April 26, 1991 (as subsequently amended, the "Initial Statement") by William H. Simpson (the "Reporting Person") with respect to the common stock, $.25 par value per share ("Common Stock"), of Air T, Inc. (the "Issuer"). This Amendment reports recent transactions in the Common Stock by the Reporting Person and amends and restates each item included in the Initial Statement to the extent information in that item has changed. As a result of  the  transactions reported hereby, the Reporting  Person  has ceased to beneficial own more than five percent of the outstanding shares of Common Stock.

Item 5 Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own the 76,190 shares of Common Stock. On the basis of 2,686,825 shares of Common Stock outstanding on May 20, 2004 (as reported in the Issuer's Annual Report on Form 10-K for the year ended March 31,
2004), this constitutes less than 5% of the outstanding shares of Common Stock.

(b) The following table sets forth the number of shares of Common Stock as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.

          Sole Voting      Shared      Sole Power  Shared Power
             Power      Voting Power   to Dispose   to Dispose

             74,990        1,200         74,990       1,200


The Reporting Person jointly owns 1,200 shares of Common Stock with J. Hugh Bingham, a former executive officer of the Issuer. To the Reporting Person's knowledge, during the past five years, Mr. Bingham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding subjected or subjects him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Bingham is a citizen of the United States.

(c) On July 22, 2004, the Reporting Person exercised options to acquire 9,000 shares of Common Stock, which options had been awarded to the Reporting Person by the Issuer pursuant to a stock option plan of the Issuer. The exercise price of these options was $3.19 per share. The Reporting Person used personal funds to pay the exercise price of these options.

On  June  29,  2004, the Reporting Person sold 26,800  shares  of
Common Stock in a number of market transactions, as follows.

Number of Shares Sold   Price Per Share

5,020                  $13.7523
20,000                  13.65
1,780                   11.67
Total 26,800

     On August 2, 2004, the Reporting Person sold 167,590 shares of Common Stock in market transactions as follows:

Number of Shares Sold   Price Per Share

542                     14.00
5,000                   14.00
400                     14.00
2,000                   14.00
500                     14.00
2,100                   14.00
13,700                  14.00
500                     14.10
100                     14.09
227                     14.00
73                      14.00
1,100                   14.00
1,000                   14.00
1,900                   14.00
1,000                   14.00
500                     14.00
5                       14.00
500                     13.85
563                     13.50
500                     13.50
4,300                   13.50
5,500                   13.50
500                     13.50
1,500                   13.50
400                     13.50
1,000                   13.50
500                     13.50
1,300                   13.50
200                     13.50
100                     13.50
200                     13.52
1,000                   13.50
100                     13.50
1,000                   13.50
500                     13.51
100                     13.51
100                     13.50
100                     13.50
200                     13.50
9,700                   13.50
1,127                   13.96
1,300                   13.90
257                     13.93
1,100                   13.85
3,198                   13.79
900                     13.76
1,000                   13.75
1,400                   13.70
200                     13.60
340                     13.51
2,910                   13.50
500                     13.56
100                     13.55
200                     13.55
200                     13.55
740                     13.55
250                     13.53
100                     13.52
300                     13.52
1,000                   13.52
1,000                   13.50
400                     13.50
200                     13.50
300                     13.52
4,680                   13.47
320                     13.47
100                     13.47
100                     13.46
100                     13.46
100                     13.46
100                     13.46
100                     13.46
400                     13.46
700                     13.45
100                     13.45
300                     13.48
200                     13.45
200                     13.45
200                     13.45
200                     13.45
3,300                   13.48
100                     13.51
100                     13.51
100                     13.51
100                     13.51
100                     13.49
100                     13.49
400                     13.48
200                     13.46
200                     13.45
400                     13.46
6,700                   13.46
500                     13.60
100                     13.60
100                     13.55
100                     13.50
250                     13.30
1,000                   13.27
1,400                   13.25
300                     13.25
2,000                   13.25
2,000                   13.25
400                     13.25
400                     13.25
500                     13.25
800                     13.25
1,000                   13.25
200                     13.26
100                     13.26
800                     13.26
400                     13.25
100                     13.25
100                     13.25
200                     13.25
500                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
400                     13.25
300                     13.25
500                     13.25
550                     13.12
100                     13.13
1,000                   13.10
500                     13.10
500                     13.10
50                      13.10
300                     13.10
150                     13.10
100                     13.10
100                     13.10
100                     13.10
200                     13.10
100                     13.10
100                     13.10
100                     13.10
100                     13.10
200                     13.10
500                     13.10
100                     13.10
400                     13.10
300                     13.10
1,075                   13.10
1,000                   13.10
500                     13.10
1,825                   13.10
100                     13.25
100                     13.25
1,000                   13.25
2,000                   13.25
3,000                   13.25
60                      14.01
100                     14.01
100                     14.00
98                      14.00
400                     14.00
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
500                     13.25
1,000                   13.25
100                     13.25
1,000                   13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
500                     13.25
3,000                   13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
100                     13.25
2,000                   13.25
100                     13.25
500                     13.25
500                     13.21
100                     13.20
300                     13.20
100                     13.20
1,000                   13.20
100                     13.20
2,000                   13.05
100                     13.05
100                     13.12
100                     13.11
100                     13.11
100                     13.07
200                     13.06
200                     13.06
100                     13.06
1,000                   13.05
100                     12.74
1,000                   12.72
100                     12.67
200                     12.52
300                     12.52
100                     12.53
100                     12.53
400                     12.51
4,850                   12.50
550                     12.50
2,500                   12.50
500                     12.50
1,450                   12.50
100                     12.50
1,200                   12.50
1,000                   12.50
1,000                   12.50
600                     12.50
2,350                   12.50
500                     12.50
Total:  167,590

(d) The Reporting Person holds 1,200 shares of Common Stock jointly with a third party, as described above.

(e) The Reporting Person ceased to beneficially own more than five percent of the outstanding shares of Common Stock on August
2, 2004.
                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  August 4, 2004            /s/ William H. Simpson
                              William H. Simpson